

March 29, 2022

Yair Nechmad
Chief Executive Officer & Chairman
Nayax Ltd.
3 Arik Einstein Street, Bldg. B, 1st Floor
Herzliya 4659071, Israel

> **Re: Nayax Ltd.**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted March 14, 2022**
> **CIK No. 0001901279**

Dear Mr. Nechmad:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to prior comments are to those in our letter dated March 2, 2022.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted March 14, 2022

Prospectus Summary
Our growth strategies, page 7

1. We note your disclosure on page 7 that you see the SME channel as core to your growth going forward based on your proven track record with SMEs. Given your response to prior comment 3 indicating that the Company does not track the number of large enterprise or SME customers, please disclose the basis for referring to a proven track record with this customer cohort. Additionally, explain how the Company intends to measure or assess its progress with SME customers going forward without tracking or analyzing such information.

Risk Factors
We are an "emerging growth company"..., page 37

2.   We note your revised disclosures in response to prior comment 5; however, you continue to indicate that as a result of your election your financial statements may not be directly comparable to the financial statements of other public companies. Considering that under IFRS you will have the same adoption dates as other public companies, please revise your disclosures.

Management's discussion and analysis of financial condition and results of operations, page 55

3.   On page 92, you refer to your research and development activities in Ukraine. Please describe in greater detail the impact of Russia's invasion of the Ukraine on your business. In addition to the general impact, please also consider the impact on your supply chain, any impact from sanctions and export controls and whether you will need to evaluate any aspects of your business for impairment. If the impact is not material, please explain why.

Non-IFRS financial measures
Adjusted EBITDA, page 63

4.   Please revise to present "EBITDA" for the year ended December 31, 2021 as a negative number.

Results of Operations
Year Ended December 31, 2021 compared to year ended December 31, 2020
Revenue, page 65

5.   You disclose on page 81 the importance of growth from existing customers as well as acquiring new customers. Please revise to disclose the relative contribution of revenue growth from new versus existing customers. Refer to Item 5 of Form 20-F.

Cost of revenue, page 65

6.   We note you experienced significant increases in cost of revenue and various operating expenses from period to period. Where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. Please revise to quantify the impact of each factor affecting fluctuations in the line items throughout your results of operations discussion. Refer to Item 5 of Form 20-F.

Related party transactions
Dually Ltd. acquisition, page 121

7.   We note your response to prior comment 11. Please disclose the dollar value of the 281,202,800 ordinary shares issued in exchange for the shares of Dually.

<u>Experts, page 147</u>

8.　　Please revise to update your disclosures for the audit of your consolidated financial statements as of, and for the two years ended, December 31, 2021.

<u>Consolidated Financial Statements</u>
<u>Note 2 - Significant accounting policies</u>
<u>p. Revenue recognition</u>
<u>SaaS revenue and payment processing fees, page F-22</u>

9.　　We note your response to comment 14 and revised disclosures that indicate you control the specified service before it is transferred to the customer. Please further revise to explain what the "specified service" is and how you obtain control of the service before it is transferred to the customer. In this regard, disclose whether you integrate the service provided by the payment processor along with the activities provided by your payment processing services. Refer to IFRS 15, paragraph B35A. Also, revise your disclosures to indicate whether you are the merchant of record in the transactions and to state that you bear the risk of chargebacks, if amounts cannot be recovered from the customer, as you indicate in your response.

<u>Note 6 - Business combinations and equity method investees</u>
<u>c. Agreements for the acquisition of the shares of Tigapo Ltd., page F-33</u>

10.　　We note from your response to prior comment 17 that Tigapo's board of directors regularly makes decisions about its relevant activities, and that you have the right to appoint the board of directors. We further note that Tigapo's Articles of Association and Option Purchase Agreement, collectively, do not permit the board to remove the CEO without the consent of other shareholders nor permit the board to materially reduce Tigapo's budget, terminate, renew or amend customer contracts, or dictate pricing of Tigapo's goods or services. Please address the following in your response:

- Please describe the purpose and design of Tigapo and its relevant activities.
- Explain the role of the board of directors in the governance of Tigapo.
- Explain who has the rights that convey the ability to direct each of Tigapo's relevant activities. For example, explain to us who has the right to set the budget, enter into customer contracts, and dictate customer pricing, among other potentially relevant activities.
- Explain how the rights that constrain your powers, as described in your response, are not protective rights. Include in your response a description of the reasons for these provisions.
- Provide us with these agreements.

<u>Note 16 - Income taxes, page F-43</u>

11.　　Please revise to disclose the reconciliation required by IAS 12, paragraph 81(c).

General

12.   We note you include recurring revenue growth in the graphics on the cover pages. In order to provide a more balanced presentation, please revise to also disclose total revenue growth and net loss. Refer to Securities Act Forms C&DI Question 101.02.

        You may contact Dave Edgar, Senior Staff Accountant, at (202) 551-3459 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology